TSX, NYSE – HBM
2017 No. 3
News Release

Hudbay Announces Fourth Quarter 2016 Results

Toronto, Ontario, February 22, 2017 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its fourth quarter 2016 financial results. All amounts are in US dollars, unless otherwise noted.

Summary:

•	Met or exceeded all production and operating cost guidance for 2016
•	Increased production of all metals year-over-year, reflecting first full year of commercial production at Constancia and higher throughput levels at Lalor
•

Achieved cost reduction initiatives in 2016 with consolidated cash cost of $0.93 per pound copper, and consolidated all-in sustaining cash cost of $1.52 per pound copper, lower than 2015 levels by 19% and 30%, respectively[1]

•	Operating cash flow per share of $0.52 in the fourth quarter of 2016 and $1.64 for the full year 2016[1]
•	Net loss per share of $0.20 in the fourth quarter of 2016, due in part to the call premium and fees paid in connection with the senior unsecured notes refinancing
•	Reduced net debt position by $136 million during 2016[1] and had total liquidity of $391 million as at December 31, 2016, an increase of $114 million during the fourth quarter of 2016
•	Successfully completed refinancing of senior unsecured notes, resulting in lower interest costs, extended maturities and more flexible financial covenants
•	On track to release new technical reports on Rosemont and Lalor during the first quarter of 2017

Operating cash flow before change in non-cash working capital increased to $122.3 million in the fourth quarter of 2016 from $117.4 million in the same quarter of 2015. While sales volumes were lower compared to the same quarter last year, we benefited from lower operating costs and higher realized prices on all metals. Operating cash flow before change in non-cash working capital increased to $387.9 million in 2016 from $231.8 million in 2015. This increase reflects the first full year of commercial production from the Constancia mine in 2016 and the resulting growth in sales volumes of all metals. The increase in sales volumes and associated economies of scale in 2016 were complemented by lower operating costs and an increase in realized sales prices for zinc and precious metals compared to last year.

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1 Cash cost and all-in sustaining cash cost, net of by-product credits, per pound of copper produced, operating cash flow per share, and net debt are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under “Non-IFRS Financial Performance Measures” on page 7 of this news release.

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2017 No. 3

“In 2016, we focused on generating cost efficiencies at our operations, while maintaining strong production results, and those efforts paid off with positive free cash flow generation in a year of cyclical low copper prices,” said Alan Hair, president and chief executive officer. “We will continue to focus on efficiency improvements and debt reduction in 2017, in addition to advancing high-return in-house brownfield opportunities, such as increasing the throughput from the Lalor mine and developing the Pampacancha deposit at Constancia.”

Net loss and loss per share in the fourth quarter of 2016 were $47.3 million and $0.20, respectively, compared to a net loss and loss per share of $255.5 million and $1.09, respectively, in the fourth quarter of 2015. While the fourth quarter of 2016 benefited from an increase in gross profit of $19.4 million compared to the same period last year, this was offset in part by $49.9 million in costs primarily relating to the call premium paid to facilitate the early redemption of Hudbay’s $920 million of 9.50% senior unsecured notes due 2020 (the “Redeemed Notes”).

Net loss and loss per share in the fourth quarter of 2016 were affected by, among other things, the following items:

	Pre-tax loss	After-tax loss	Per share
	($ millions)	($ millions)	($/share)
Costs on refinancing of 9.50% senior unsecured notes due 2020	(49.9)	(36.5)	(0.15)
Net loss on mark-to-market of various items	(13.7)	(10.9)	(0.05)
Non-cash deferred tax adjustments	-	(20.7)	(0.09)

Hudbay’s operations achieved strong quarterly consolidated copper-equivalent production2 and continued low cash costs in both Peru and Manitoba. In the fourth quarter of 2016, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.85, a significant decrease compared to $1.24 in the same period last year. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2016 declined to $1.46 from $2.00 in the fourth quarter of 2015. The decline was driven by substantial reductions in sustaining capital expenditures.

The annual cost reduction initiatives announced on February 24, 2016 were achieved as demonstrated through a 4% and 11% reduction in unit operating costs in Peru and Manitoba, respectively, and a 31% reduction in total sustaining capital expenditures, year-over-year, in addition to offsite cost reductions. Actual operating and capital costs were at or below the revised guidance for 2016 provided on February 24, 2016.

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2 Production on a copper-equivalent basis is calculated by converting contained metal in concentrate produced at realized prices.

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2017 No. 3

Cash and cash equivalents increased by $28.6 million in the fourth quarter of 2016 to $146.8 million as at December 31, 2016. This increase was mainly a result of operating cash flow of $140.1 million, partly offset by $43.5 million of capital investments primarily at Hudbay’s Peru and Manitoba operations, and principal repayments under the revolving credit facilities of $64.0 million during the fourth quarter.

Net debt declined to $1,085.3 million at December 31, 2016 from $1,105.2 million at September 30, 2016. Hudbay’s outstanding senior unsecured debt increased by $80.0 million upon completion of the refinancing of the Redeemed Notes in the fourth quarter of 2016. The US$1.0 billion of New Notes (as defined below) have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure. The increase in debt related to the New Notes was more than offset by strong cash flow generation from the business, which was utilized in part to repay debt on the revolving credit facilities.

Financial Condition ($000s)	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015
Cash and cash equivalents	146,864	118,258	53,852
Total long-term debt	1,232,164	1,223,427	1,274,880
Net debt[1]	1,085,300	1,105,169	1,221,028
Working capital	121,539	138,211	57,613
Total assets	4,456,556	4,484,805	4,479,585
Equity	1,763,212	1,797,470	1,787,290

Financial Performance	Three months ended		Year ended
($000s except per share and cash cost amounts)	Dec. 31		Dec. 31
	2016	2015	2016	2015
Revenue	316,654	336,641	1,128,678	886,051
Cost of sales	238,449	277,838	905,800	767,687
(Loss) profit before tax	(26,065)	(325,610)	5,605	(399,041)
Loss	(47,273)	(255,468)	(35,193)	(331,428)
Basic and diluted loss per share	(0.20)	(1.09)	(0.15)	(1.41)
Operating cash flow before change in non-cash working capital	122,257	117,408	387,868	231,821
Operating cash flow per share[1]	0.52	0.50	1.64	0.99

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1 Net debt and operating cash flow per share are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 7 of this news release.

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2017 No. 3

Production and Cost Performance		Three months ended			Three months ended
			Dec. 31, 2016			Dec. 31, 2015
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	33,986	9,797	43,783	37,735	10,404	48,139
Gold	oz	5,033	22,449	27,482	6,560	20,184	26,744
Silver	oz	723,392	269,286	992,678	636,514	229,360	865,874
Zinc	tonnes	-	29,144	29,144	-	32,362	32,362
Payable metal in concentrate sold
Copper	tonnes	35,969	8,223	44,192	48,898	9,816	58,714
Gold	oz	6,183	19,158	25,341	7,888	23,996	31,884
Silver	oz	701,654	209,671	911,325	511,148	239,967	751,115
Refined zinc	tonnes	-	28,094	28,094	-	27,064	27,064

Cash cost[2]	$/lb	1.11	(0.06)	0.85	1.32	0.93	1.24
Sustaining cash cost[2]	$/lb	1.54	0.58		1.93	1.95
All-in sustaining cash cost[2]	$/lb			1.46			2.00

		Year ended			Year ended
			Dec. 31, 2016			Dec. 31, 2015
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	133,432	41,059	174,491	105,897	41,383	147,280
Gold	oz	26,276	88,020	114,296	18,839	81,338	100,177
Silver	oz	2,760,332	995,564	3,755,896	1,989,664	801,872	2,791,536
Zinc	tonnes	-	110,582	110,582	-	102,919	102,919
Payable metal in concentrate sold
Copper	tonnes	132,663	38,788	171,451	94,694	39,906	134,600
Gold	oz	24,199	71,328	95,527	15,869	77,910	93,779
Silver	oz	2,423,165	758,594	3,181,759	1,159,993	713,183	1,873,176
Refined zinc	tonnes	-	103,453	103,453	-	101,920	101,920

Cash cost[2]	$/lb	1.09	0.41	0.93	1.16	1.10	1.15
Sustaining cash cost[2]	$/lb	1.51	1.16		1.92	2.02
All-in sustaining cash cost[2]	$/lb			1.52			2.05

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 7 of this news release.

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2017 No. 3

Peru Operations Review

During the fourth quarter of 2016, the Constancia mine produced 33,986 tonnes of copper, 5,033 ounces of gold and 723,392 ounces of silver, which remained relatively consistent with the same period in 2015. Full year production of copper, gold and silver was 26%, 39% and 39% higher, respectively, than the full year in 2015, reflecting the ramp-up of Constancia to full production and the improvements in recoveries made in the last year. Production of all metals at Constancia was above the guidance ranges for 2016.

Ore mined during the fourth quarter of 2016 decreased by 25% compared to the same period in 2015 as ore production rates were aligned to mill throughput rates. Mined and milled copper grades in the fourth quarter of 2016 were approximately 8% lower than the same period in 2015 as the mine plan continues to advance to lower levels in the pit.

Optimization of plant performance remains the primary focus for Constancia. Total copper recovery was 81.6% in the fourth quarter of 2016, compared to 79.8% in the same period in 2015, as oxidized copper in the ore feed was lower in the current quarter and the metallurgy associated with the varying ore types is better understood. Gold and silver recoveries also improved in 2016 compared to 2015. Recoveries of all metals were slightly lower in the fourth quarter of 2016 compared to the third quarter as mining began on phase two of the Constancia open pit where the initial near-surface ore contains a greater amount of altered and oxidized mineralization.

Combined mine, mill and general and administrative (“G&A”) unit operating costs were $7.98 per tonne in the fourth quarter of 2016 and $8.09 per tonne for the full year 2016. Unit operating costs benefitted from lower mining costs due to ongoing improvement initiatives. Combined unit operating costs were within guidance expectations.

Cash cost per pound of copper produced, net of by-product credits, for the three months and year ended December 31, 2016 were $1.11 and $1.09, respectively, a decrease from the same periods in 2015 of 16% and 6%, respectively, as a result of continued cost optimization and maintenance timing.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months and year ended December 31, 2016 were $1.54 and $1.51, respectively, a decrease from the same period in 2015 of 20% and 21%, respectively, as a result of lower capital costs from tailings impoundment construction.

As is typical with large Peruvian mining operations following startup, some of the employees at Constancia have formed a labour union. Negotiations to establish an initial collective agreement are ongoing with representatives of the union.

Manitoba Operations Review

During the fourth quarter of 2016, the Manitoba operations produced 9,797 tonnes of copper and 29,144 tonnes of zinc, which were lower than the same period in 2015 mainly as a result of lower mill throughput as well as lower grades at the Lalor mine. However, production of gold and silver was higher than the fourth quarter of 2015 by 11% and 17%, respectively, as a result of higher gold and silver recoveries. During the full year 2016, production of copper was consistent with 2015 levels while production of the other metals increased compared to 2015 as a result of increased production at Lalor and 777. Production of all metals in Manitoba was within guidance ranges for 2016.

Ore mined at Hudbay’s Manitoba mines during the fourth quarter of 2016 decreased by 13% compared to the same period in 2015 primarily as a result of lower production at the 777 mine. Ore mined at the 777 mine declined as ground conditions necessitated the implementation of a more conservative stope sequence in order to adapt to more challenging operating conditions as the mine ages. Overall copper and zinc grades were lower in the fourth quarter of 2016 compared to the same period in 2015 by 8% and 4%, respectively, due to lower grades at Lalor and Reed. Full year ore production at Hudbay’s Manitoba mines in 2016 was 7% higher than in 2015 as a result of increased production at the Lalor and 777 mines. Copper, zinc and gold grades in 2016 were lower compared with the grades in 2015 by 9%, 3% and 6%, respectively, and silver grades were higher by 7%.

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2017 No. 3

Ore processed in the Flin Flon concentrator in the fourth quarter of 2016 was 3% lower than the same period in 2015 primarily as a result of lower mine production. Zinc and precious metals recoveries were higher in the fourth quarter of 2016 compared to the same period in 2015 as a result of higher head grades. For the full year, ore processed in Flin Flon was 5% higher than in 2015 as a result of higher mine production at the 777 mine, partially offset by unscheduled maintenance. Copper and zinc recoveries in 2016 were fairly consistent with 2015, while precious metals recoveries were higher as a result of higher head grades.

Ore processed at the Stall concentrator in the fourth quarter of 2016 was consistent with the same period in 2015. For the full year, ore processed at Stall was 17% higher than in 2015 as a result of higher production at Lalor.

Manitoba combined mine, mill and G&A unit operating costs in the fourth quarter and full year in 2016 were C$96.38 per tonne and C$92.77 per tonne, respectively, 4% and 11% lower than in the same periods in 2015 as a result of ongoing cost reduction initiatives. Combined unit operating costs were within guidance expectations.

Cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2016 and full year were negative $0.06 and $0.41 per pound of copper produced, respectively. These were lower compared to the same periods in 2015 due to higher realized zinc prices, decreased purchases of zinc concentrate for processing, and a decrease in general support costs as a result of cost reduction initiatives. Full year 2016 cash cost was positively impacted by increased sales of precious metals.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2016 and full year were $0.58 and $1.16 per pound of copper produced, respectively, representing a decrease of 70% and 43% per pound, respectively, compared to the same periods in 2015. The decrease in sustaining costs resulted from the same factors impacting results in the fourth quarter described above as well as reduced capital expenditures.

Senior Unsecured Notes Refinancing

On December 12, 2016, Hudbay completed an offering of $1.0 billion aggregate principal amount of senior notes (the "New Notes") in two series: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of $400 million and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600 million. The New Notes are governed by an indenture, dated as of December 12, 2016, among the company, the subsidiaries of the company party thereto as guarantors and U.S. Bank National Association, as trustee.

The proceeds from this offering were used to redeem all US$920 million of Hudbay’s outstanding Redeemed Notes and to pay a call premium of $47.7 million, prepaid interest associated with the redemption of the Redeemed Notes and transaction costs associated with the New Notes.

Other Recent Developments

Hudbay declared a semi-annual dividend of C$0.01 per share on February 22, 2017. The dividend will be paid on March 31, 2017 to shareholders of record as of March 10, 2017.

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2017 No. 3

Non-IFRS Financial Performance Measures

Operating cash flow per share is included in this news release because the company believes it help investors and management evaluate changes in cash flow generated from the various operations while taking into account changes in shares outstanding. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 40 of Hudbay’s management’s discussion and analysis for the three months and year ended December 31, 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2016/Q4/MDAY416.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2016/Q4/FSY416.pdf

Conference Call and Webcast

Date:	Thursday, February 23, 2017

Time:	10 a.m. ET

Webcast:	www.hudbay.com

Dial in:	416-849-1847 or 1-866-530-1554

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2017 No. 3

Qualified Person

The technical and scientific information in this news release related to the Constancia mine has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings and anticipated production at the company’s mines and processing facilities, the anticipated timing, cost and benefits of developing the Pampacancha deposit and Lalor paste backfill plant, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metal prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the potential outcome of labour negotiations in Peru, the anticipated effect of external factors on revenue, such as commodity prices, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of Hudbay’s processing facilities;
•	the sustainability and success of Hudbay’s cost reduction initiatives;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals that Hudbay produces;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	no significant unanticipated operational or technical difficulties;

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•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
•	the timing and receipt of various regulatory and governmental approvals;
•	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•	maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine and Rosemont project and First Nations communities surrounding its Lalor and Reed mines;
•	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;
•	the ability to successfully conclude a collective agreement with the labour union at Constancia;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to the maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com